SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of June, 2006

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO HOLDINGS S.A.

CORPORATE TAXPAYERS ENROLLMENT No. 00.022.034/0001 -87

PUBLICLY-HELD COMPANY

EXTRAORDINARY SHAREHOLDERS MEETING

CALL NOTICE

The shareholders of UNIBANCO HOLDINGS S.A. are invited to meet on Extraordinary Shareholders Meeting, to be held on June 29th, 2006, at 04h40 p.m., at Edifício Unibanco, located at Avenida Eusébio Matoso, No. 891, ground floor, in the City of São Paulo, State of São Paulo - Brazil, in order to decide upon the following matters:

Proposal of the Board of Directors dated of June 12th, 2006, for the:

a)
Reversion of the amounts currently allocated in the reserves for unrealized profits to the retained profits accounts, based on the provisions of the Normative Instruction N. 247, of the Brazilian Stock Exchange Commission;

b)	Increase of the corporate capital through the capitalization of retained profits and by means of the issuance of new shares;

c)	Increase of the authorized corporate capital;

d)
Modification of the wording of Chapter VI of the By-laws in order to: (i) adequate the destination of results to the current systematic of Law 6.404/76; (ii) create a statutory reserve to be named Equalization of Equity Reserve “Reserva de Equalização de Participações”; (iii) establish the proceedings that shall be observed in the event of capitalization of reserves by Unibanco – União de Bancos Brasileiros S.A.; and (iv) include a transitory provisions providing the treatment that shall be give to the amounts that were registered on the unrealized profit reserve on December 31st, 2005;

e)	Consolidation of the By-laws; and

f)	Other matters of the Company’s interest.

São Paulo, June 12th, 2006.

Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 14, 2006

UNIBANCO HOLDINGS S.A.

By:	/S/ Geraldo Travaglia Filho
Geraldo Travaglia Filho Investor Relations Officer